Manning & Napier Fund, Inc.

290 Woodcliff Drive

Fairport, NY 14450

July 31, 2013

VIA EDGAR

Filing Room

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Manning & Napier Fund, Inc. (the “Fund”)

Core Plus Bond Series – Class S and I

(File Nos. 2-92633 and 811-04087)

Dear Sir or Madam:

This letter serves to provide our responses to the SEC staff’s comments received via a telephone call on July 12, 2013 relating to the Fund’s Post-Effective Amendment (“PEA”) No. 130 on Form N-1A, filed with the SEC on May 29, 2013. PEA No. 130 was filed for the purpose of introducing a new class of shares, Class I, to the Core Plus Bond Series, and to re-designate the existing class of the Series as Class S.

1.	Comment: Please be sure to update the series and class identifier for the Class S Series before completing the 485(b) filing.

Response: Accepted.

2.	Comment: The Series’ investment goal should only state that it is to provide a high level of long-term total return, and should not include the phrase “by investing principally in . . .” as that is part of the Series’ investment strategy.

Response: Declined. The investment goal of the Series is a fundamental policy and may not be changed without obtaining the approval of the Series’ shareholders. Accordingly, we have not made the requested change to the investment goal.

3.	Comment: In the fee table, the lines for the Shareholder Services Fee and the Remainder of Other Expenses should be indented.

Response: Accepted. This change has been made.

4.	Comment: Ensure that the Expense Limitation Agreement that will apply to the Series is filed as an exhibit to the 485(b) filing. If the Advisor can recoup any waived fees or expenses, that should be disclosed.

Response: Accepted. The Expense Limitation Agreement is included in the 485(b) filing. The Advisor is not eligible to recoup any fees or expenses that have been waived or reimbursed in prior years.

5.	Comment: In the Expense example, please remove the parenthetical reference to the contractual expense limitation agreement, as it is not required by the rules covering the summary section.

Response: It has been determined that the Series’ expenses will fall below the contractual expense cap, so all references to the cap in the fee table and expense example have been removed.

6.	Comment: The Principal Investment Strategy section refers to investments in “other financial instruments with economic characteristics similar to bonds.” Please explain what these instruments may include.

Response: Accepted. We have added language that states that these securities will primarily be Exchange Traded Funds.

7.	Comment: The Principal Investment Strategy section refers to investments in mortgage dollar rolls. Please give some indication of what they are and indicate why they have economic characteristics similar to bonds.

Response: Accepted. We have added language responsive to this request. Mortgage dollar rolls are a method of purchasing mortgage-backed securities.

8.	Comment: The Principal Investment Strategy section states that the Series may invest up to 20% of its assets in below investment grade securities. Please add that they are also known as junk bonds.

Response: Accepted. We have added language responsive to this request.

9.	Comment: In the discussion about maturity and portfolio duration in the Principal Investment Strategy section, please add an example using a 10 year duration. That is, explain that a 1% increase in interest rates would equal a 10% decrease in net asset value.

Response: Accepted. We have added language responsive to this request.

10.	Comment: In the Principal Investment Strategies section, please state the lowest security rating in which the Series will invest. For example, will the Series invest in bonds that have defaulted?

Response: Accepted. We have added the following sentence to the paragraph on credit quality: “The Series may invest in securities with any rating, including those that have defaulted, are not rated, or have had their rating withdrawn.”

11.	Comment: The section titled “Principal Risks of Investing in the Series” was not as reader-friendly as it could be. Please consider adding captions like those in the Principal Investment Strategy section.

Response: We will consider this comment during our next annual update.

12.	Comment: The Series can invest up to 20% in non-dollar denominated securities, but its index is the Bank of America Merrill Lynch U.S. Corporate, Government & Mortgage Index. Please explain why this is an appropriate broad-based index given that it reflects only U.S. securities.

Response: Although the Series may invest up to 20% of its net assets in non-dollar denominated securities, the Series has historically had only a small allocation to these securities (generally, between 0-5%). Accordingly, we believe that the Bank of America Merrill Lynch U.S. Corporate, Government & Mortgage Index remains an appropriate benchmark.

13.	Comment: The section titled “Purchase and Sale of Series Shares” refers to discretionary investment management accounts with Strategic Income investment objectives. Please explain what this means.

Response: In addition to managing mutual funds, the Advisor also manages separate accounts. In many cases, these accounts include one or more Series of the Fund in addition to individual securities. For separate accounts that are managed under the Advisor’s Strategic Income objectives, we waive the minimum investment on the Class I Shares of the Series.

14.	Comment: In the section titled “Tax Information”, please remove the last sentence, about consulting your tax advisor, as it is not required by the rules covering the summary section.

Response: Accepted. We have deleted this sentence.

15.	Comment: On page 6 , please also state the Series’ investment objective, per N-1A instruction 9(a). While page 9 discusses the goal, it does not specifically state what it is.

Response: Declined. General Instruction C.3(a) to Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” In the Series’ prospectus, the Series’ investment objective has been included in response to Item 2 of Form N-1A, and therefore, consistent with Form N-1A instructions, such information has not been repeated in response to Item 9 of Form N-1A.

16.	Comment: In the section titled “More Information About the Series’ Investment Strategies and Risks”, are these principal or non-principal? Please distinguish.

Response: Accepted. We have revised the title of this section in response to this comment.

17.	Comment: The section titled “Defensive Investing” states that the Series may take temporary defensive positions. Please identify the types of investments in which the Series may invest in these situations.

Response: Accepted. We have added language responsive to this request.

18.	Comment: Note 1 to the fee table noted that the management fee had been restated. Per instruction 2 under N-1A item 10(a)(1), please discuss this change in the section titled “Management Fee”.

Response: The following sentence appears in the section titled “Management Fee”: Prior to August 1, 2013 the Advisor received an annual management fee (as a percentage of average daily net assets) of 0.70% for the Series.

19.	Comment: In the section about telephone purchases, it appears that these purchases will be invested at the NAV calculated on the next day after the order is placed. Why would these orders not receive the share price on the day of the telephone call?

Response: As discussed with the SEC staff in connection with a 485 filing for the High Yield Bond and Real Estate Series of the Fund in 2012, telephone purchase orders are processed via the Automated Clearing House (ACH), and ACH instructions must be verified before the purchase order is valid. Following our conversations, correspondence was filed via Edgar with agreed-upon additional disclosure, which appears both in the section discussing telephone purchases and also in the section titled “More about Purchases, Exchanges, and Redemptions.”

Statement of Additional Information

20.	Comment: The Series’ fundamental restriction relating to its concentration policy contains a carve-out for obligations of state or municipal governments. Please add in that these are “tax-free” obligations.

Response: Because this is a fundamental restriction, which may only be changed with approval of the Series’ shareholders, we will propose that the Fund’s Board of Directors approve a new non-fundamental restriction to reflect your requested change. If the proposal is approved, we will add the following non-fundamental restriction at the next update of the Statement of Additional Information:

The Series may not purchase any securities which would cause more than 25% of the total assets of the Series, based on current value at the time of such purchase, to be invested in the securities of one or more issuers conducting their principal business activities in the same industry, provided that this limitation does not apply to investments in (a) obligations issued or guaranteed by the U.S. Government or its agencies and instrumentalities, or (b) tax-exempt obligations of state or municipal governments and their political subdivisions.

21.	Comment: Please be sure to add in the Series’ beneficial owners prior to filing.

Response: Accepted. This disclosure has been added.

22.	Comment: The Fund’s dividend paying agent should be identified per N-1A item 19(h)(2).

Response: Accepted. This disclosure has been added.

23.	Comment: Please state whether the Series’ distributor has received compensation in the last three years per N-1A item 25(a)(3).

Response: The distributor does not receive underwriting commissions.

24.	Comment: In the section on portfolio manager compensation, please change the references from “analysts” to “portfolio managers” if applicable.

Response: The compensation described applies to all the Series’ portfolio managers. We have added explanatory language.

25.	Comment: In the section on management of other portfolios, be sure to disclose information regarding all of the accounts managed by the Series portfolio management team.

Response: The three individuals who serve as the Portfolio Management Team for the Series work solely on fixed income products. The disclosure is intended to describe which products each of the individuals work on. They do not manage any other portfolios.

I hereby acknowledge on behalf of the Fund that: (i) the Fund is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Fund may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please call me if you have any questions relating to the above. I can be reached at (585) 325-6880.

Sincerely,

/s/ Jodi L. Hedberg
Jodi L. Hedberg
Corporate Secretary

cc:	Anu Dubey, Securities and Exchange Commission

Timothy Levin, Morgan, Lewis & Bockius LLP

Richard Yates, Manning & Napier Advisors, LLC